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                                                                     EXHIBIT L-1

            Filings Under the Public Utility Holding Company Act of

                            1935, as amended ("Act")


                       SECURITIES AND EXCHANGE COMMISSION

                                September 2000


     Notice is hereby given that the following filing(s) has/have been made with the commission pursuant to provisions of the Act and rules promulgated under the Act. All interested persons are referred to the applications(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by October 13, 2000, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609 and serve a copy on the relevant applicant(s) and/or declarants(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After October 13, 2000, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

     Exelon Corporation ("Exelon"), Exelon Business Services Company ("Services"), Exelon Ventures Company ("Ventures"), Exelon Enterprises Company, LLC ("Enterprises"), Exelon Generation Company, LLC ("Genco"), and Exelon Energy Delivery Company ("Energy Delivery"), each located at 10 South Dearborn Street, 37th Floor, Chicago, Illinois 60603 and each a subsidiary of PECO Energy Company ("PECO"), a combination gas and electric utility holding company claiming exemption from registration under section 3(a)(1) of the Act by rule 2 under the Act; PECO and its utility subsidiaries, PECO Energy Power Company, Susquehanna Power Company and Susquehanna Electric Company, each located at 2301 Market Street, Philadelphia, Pennsylvania 19101; and Commonwealth Edison Company ("ComEd" and collectively, "Applicants"), an electric utility subsidiary of Unicom Corporation ("Unicom"), an electric utility holding company exempt by order from registration under section 3(a)(1)/1/ filed an application-declaration under sections 6(a), 7, 9(a), 10, 12(b) and 12(c) of the Act and rules 43, 44, 45, 46, 53 and 54 under the Act.

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/1/ Unicom Corporation, HCAR No. 26090 (July 22, 1994).
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     In a separate filing with this Commission, file no. 70-9645 ("Merger
Application"), Exelon has sought authority to exchange its common stock for the common stock of its parent, PECO, followed by a merger of Unicom with and into Exelon ("Merger"). Exelon will establish Energy Delivery as an intermediate holding company over PECO and ComEd, and will also establish Ventures as an intermediate holding company over Genco, to which generation assets of PECO and ComEd will be transferred, and over Exelon's nonutility subsidiaries. In addition, Exelon, Ventures, and Energy Delivery will each register as a holding company under the Act after the Merger.

     In the instant filing, Applicants seek authorization for Exelon and the Subsidiaries with respect to ongoing financing activities through March 31, 2004 ("Authorization Period") and other matters relating to the Merger.

     For the Commission by the Division of Investment Management, pursuant to delegated authority.



Margaret H. McFarland

Deputy Secretary